

Mail Stop 3561

July 8, 2009

Via U.S. Mail

Zishen Wu
Chairman, President and Chief Executive Officer
Yongye Biotechnology International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

> **Re: Yongye Biotechnology International, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2009**
> **File No. 333-159892**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your recent merger agreement resulting in your name change to Yongye International, Inc. as disclosed in your recent 8-K filing on June 23, 2009. Please revise your S-1 to incorporate this new information.

2. Revise throughout to define or eliminate industry jargon and technical terminology that may not be understood by an average investor. Examples include "feedstock," "bioactive," "antibiotic type properties," "Shengmingsu plant line," "large field crop growers," "economic crops," "drought resistant," "third tier city," "humic substance," "cation" and "chelate."

3. Please consider adding disclosure of key operating statistics, and any other operating statistics that you believe would be useful to investors, which may include tons processed, production capacity, capacity utilization, tons sold and average price per ton or any other statistics that would better enable investors to understand your business to your disclosure so that investors can observe and analyze such data since you began operations.

4. Please include in the amended filing the information regarding the change in your accountant as required by Item 11(i) of Form S-1.

5. Please include in the amended filing the schedules required by Rule 5-04 of Regulation S-X.

6. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

7. Provide a currently dated consent from the independent public accountant in each amendment.

Registration Statement Cover Page

8. Revise footnote (1) so that it tracks the language of Rule 416. In this connection, the warrant agreement appears to contain adjustment provisions for which Rule 416 is not available, such as those based upon issuances below the current exercise price.

Prospectus Cover Page

9. Clarify in the first paragraph if true that you are only offering common shares under this registration statement, not warrants. If you intend to offer warrants, please revise throughout to reflect this. Please also limit your use of defined terms on the cover page.

10. Disclose, if true, that the shares will be offered at market prices. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 2

11. Explain briefly in the forepart of your summary what fulvic acid is, how it is used and how you derive revenues from it. Also, consider adding your present organization chart to the summary. This will provide context for the subsequent disclosure.

Recent Developments, page 2

12. Specify here, and in Part II, the exemption from registration you are relying upon in the case of each offering. Your current general reference to 4(2), Regulation D and Regulation S does not provide sufficient information to determine which exemption applies to which offering. Please note in this regard that although you may rely on Regulation S to exempt sales to individual purchasers, other than Regulation S sales, each offering may rely on only a single exemption, not several. Revise also in Part II to specify the facts you are relying upon to support your claim of exemption and ensure that you have included all sales in the past 3 years. For example, the share exchange with Fullmax from April 2008 has not been included.

Note Regarding Forward-Looking Statements, page 2

13. We note your disclosure on page 13 that you are a penny stock issuer. The safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act are not available to penny stock issuers. Please revise as appropriate.

14. In footnote 1, you state that Roth Capital Partners, LLC exercised warrants granted during the April and September offerings in exchange for 564,978 shares. This figure, however, is different from the figure on page F-9 in the notes to your financial statements, which states that pursuant to a cashless exercise of their placement agent warrants, Roth Capital, LLC received 686,878 shares of your common stock. Please revise your filing to reconcile the apparent inconsistency.

Risk Factors, page 4

15. Delete or revise the third sentence in the introductory paragraph to clarify that you have disclosed all known material risks.

16. Include a risk factor discussing how issues with the Chinese agricultural industry in general may impact your business.

17. If true, include disclosure indicating that your product claims are not scientifically proven and discuss the attendant risks for your future business.

18. Include a risk factor discussing management of your recent dramatic growth.

The CJV is still in the process of transitioning its business operations from our predecessor company, page 4

19. Please update the first paragraph and throughout the filing, where applicable, to note the status of progress of the transfers of title of land, licenses and intellectual property from Inner Mongolia Yongye to your operating company, Yongye Nongfeng Biotechnology.

If we cannot renew our fertilizer registration certificate, 5

20. Please revise to make clear why you expect to be issued a five-year fertilization registration certificate by the PRC Ministry of Agriculture when you have historically been issued one-year certificates.

We may not be guaranteed of a continuance to receive the preferential tax treatment we currently enjoy, page 9

21. State if true that the preferential tax treatment will only last until 2010. Also, quantify the amount of tax you would have had to pay with the regular tax rate, versus what you did pay, for 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

22. Revise significantly here and in the Business section and throughout to (1) remove quotations from unverified sources or identify the source, (2) provide a source or other substantiation for all statistical data, (3) substantiate claims about the plans or expectations of the Chinese government, and (4) remove marketing language and unproven claims about your product, unless you clearly identify those as management's belief.

23. In addition, for all industry information, if your source is not generally publicly available for a nominal price, please identify the source and provide an expert consent. See Rule 436 of Regulation C.

24. Please revise your disclosure to discuss and analyze the significant increase in the balance of inventory, including why the balance increased, whether you expect to maintain a similar balance in the future, and the months' supply that you believe the balance represents.

Three months ended March 31, 2009, page 19

25. Since the increase in your results of operations appears to be due primarily to expansion of the distribution network, please discuss in greater detail your distribution network. Explain how you develop and maintain the independently owned, branded store network that sells your plant products. Explain the difference between the non-branded stores selling your products and the branded stores selling your products. Explain how a non-branded store is converted into a branded store. In addition, tell us if you collect any fees from stores that are converted into branded stores.

26. Please revise to discuss and analyze cost of sales separately, similar to your fiscal year end discussion of cost of sales as noted on page 25.

Income tax, page 20

27. Please discuss the reason you were subject to PRC enterprise income tax at a rate of 25% of net income from January 4, 2008 to March 31, 2008 but gross revenue tax of 1.25% since April 1, 2008.

Liquidity and Capital Resources, page 20

28. Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows between comparative periods. For operating cash flows, note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

29. In addition, it appears that net cash used in operating activities increased in the period ended March 31, 2009 instead of decreased as your discussion on page 21 indicates. Please revise accordingly.

The Financial Crisis, page 20

30. Please explain how China's stunted economic growth is a "blessing in disguise" and how this specifically relates to your company and its shareholders. Further address why inhibited economic growth would be a positive factor for your shareholders as this statement suggests. Alternatively, delete this statement.

Fiscal year ended December 31, 2008, page 23

31. Please revise to discuss the meaningfulness or limitations of a comparison of the results of operations of the company and its predecessor.

Net Sales, page 24

32. We note your disclosure that the overall increase in gross profit margin is primarily due to your fixed rate contract for finished goods as opposed to the predecessor company's model of buying raw materials and producing goods, which put them at risk of fluctuation of raw material prices. Please enhance your disclosure by providing a discussion of anticipated profit margins once the manufacturing process from procurement of raw materials to final production is transitioned to you, since it appears that after the transition you will be at risk of fluctuation of raw material prices.

33. Please revise your disclosure to discuss whether you believe the gross profit margins achieved in fiscal 2008 and the first quarter of fiscal 2009 are sustainable or not and the reasons for your belief.

34. Please discuss why Yongye Nongfeng did not pay VAT for the plant products sold and whether you believe that this trend will continue.

Selling General & Administrative Expenses, page 26

35. Please revise to quantify all material factors to which variances are attributed. For example, you state that SG&A increased due to increased sales activity in a number of provinces, increased staffing at the administrative level, executive salaries, advertising activities and an increase in allowance for doubtful accounts, but you do not quantify any of these factors.

Enterprise Income Tax, page 26

36. We note your disclosure that since the predecessor is located in the economic development area in Inner Mongolia Autonomous Region, the predecessor is exempt from income tax according to the tax law in China. Please discuss if you will be exempt from income taxes also.

Liquidity and Capital Resources, page 27

37. We note your disclosure that you have used the net proceeds of both the April and September offerings to build out your distribution network and increase the number of your branded stores. Please reconcile this disclosure to page 19, which appears to indicate that your distributers develop and maintain the branded store

network. In addition, please tell us the amount of the proceeds that were used to build out your distribution network and increase the number of your branded stores and how it was accounted for.

38.   Please revise to disclose the payment terms that you generally provide to your distributors.

Financial Cash Flow Highlights for Fiscal Years Ended, page 27

39.   Please disclose the calculation of accounts receivable days sales outstanding and days sales in inventory.

Critical Accounting Policies, page 28

Revenue recognition, page 28

40. Please explain, and disclose in the filing, why the Company's plant products sold in PRC are exempt from any VAT. In addition, explain in greater detail why the Company's animal products sold in PRC are subject to a Chinese value-added tax at a rate of 4% of gross sales price in 2008 because Yongye Nongfeng is a small-scale tax payer in PRC.

41. Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. In December 2003, the Commission issued additional guidance on "Critical Accounting Estimates" in Financial Release No. 72 (also Release 33-8350).   Please revise your disclosure to provide the following additional disclosures with respect to critical accounting estimates:

- Material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;
- Provide greater insight into the quality and variability of information and address specifically why your accounting estimates bear the risk of change;
- Analyze, to the extent material, the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future;
- If reasonably available, provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

Quantitative and Qualitative Disclosure about Market Risk, page 29

42. Include quantitative disclosure.

Business Overview, page 30

43. Please name customers that represent 10% or more of your revenues. See Item 101(c)(1)(vii) of Regulation S-K. We note in this regard your disclosure on page F-18. Confirm if true that these are all municipalities and explain your business in a way that explains why your top customers are all municipalities.

44. Please either substantiate the statement that "Yongye's products dramatically improve crop yields and improve the health of livestock" or disclose that this is your belief. Alternatively, please delete the statement.

Our Corporate History and Background, page 33

45. It appears from the disclosures in this filing that you have no ownership rights with respect to your manufacturing contractor, Inner Mongolia Yongye. Similarly, the cooperative joint venture agreement provides for a part ownership stake by Inner Mongolia Yongye of Yongye Nonfeng Biotechnology rather than the CJV having ownership rights in Inner Mongolia Yongye. If true, please revise to explain the legal duties that Inner Mongolia Yongye is beholden to under the CJV agreement. Discuss, if applicable, whether Inner Mongolia Yongye has the right to sever ties with Yongye Nonfeng Biotechnology Co., and, if so, what rights you possess to prevent such an event from occurring. In addition, please add appropriate risk factors discussing the risks associated with your corporate structure.

46. In the third paragraph on page 34, please disclose your total outstanding liability for the remaining land and assets related to the manufacture of fulvic acid products of Inner Mongolia Yongye.

Our Principal Products and Services, page 34

47. We note various statements throughout that your product is a "proprietary fulvic acid compound," that fulvic acid is produced naturally by the decomposition of plant material, that your proprietary technology "for fulvic acid extraction creates some of the most bioactive fulvic acid in China" and that the "actual production process" for fulvic acid is your key intellectual property component. It is unclear whether your proprietary technology creates, extracts, combines or disperses fulvic acid. Please revise to clarify.

Product Functions and Results: Animal Line, page 35

48. We note your statement that farmers have seen annual net profit increases from cows that use your animal product. Please substantiate the claim that your products provide such financial yields and provide us with copies of the source of this statement. Alternatively, revise to clarify that you are merely expressing your belief. To the extent that the registration statement contains unsupported assertions, please revise or provide us with appropriate documentation.

Directors and Executive Officers, page 43

49. Please provide the date or dates that Zishen Wu became the CEO and Chairman of Yongye Nonfeng and Yongye Biotechnology International, Inc.

50. Please provide disclosure regarding Sun Taoran's business experience for the five years immediately prior to him becoming Vice Chairman.

51. Please provide substantiation for the statement that Mr. Zhao Qiang is a "well known marketing professional," or delete the statement.

Summary Compensation Table, page 47

52. Please provide a brief narrative explanation of the bases for your named executive officers' bonuses for the most recently completed fiscal year. Discuss, also, whether they were discretionary. Refer to Item 402(o) of Regulation S-K.

Director Compensation, page 47

53. We note the disclosure that your directors can participate in your company's incentive compensation plan. There does not, however, appear to be disclosure about the incentive compensation plan anywhere in the filing. Please, accordingly, provide specific disclosure regarding the terms of this plan. Refer to Item 407(e)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

54. We note a recent article, published May 13, 2009 by US Fed News, stating that Full Alliance International Ltd. held 14,410,000 shares of your stock. This is inconsistent with the disclosure in this table stating that Full Alliance owns 7,657,704 shares. Please revise to reconcile this apparent inconsistency. If the article is incorrect, please describe the article and what steps you have taken to rectify any inaccuracy.

55. We note that you have provided an asterisk for the number of shares beneficially owned and percentage of ownership for each of your executives and directors as well as in aggregate. Instruction 2 to Item 403 of Regulation S-K, however, provides this option only for the percentage of ownership for each executive and director and as a group. The number of shares beneficially owned by each as well as in aggregate must still be disclosed. Please revise to include this disclosure.

56. Refer to footnote (3). Explain what you mean by "[t]he amount of beneficial ownership in the table above may include the September Warrants."

57. Please tell us of the nature of any relationships between Full Alliance International Limited and Inner Mongolia Yongye Biotechnology Co. Ltd., if any. In addition, please tell us the nature of any relationships between Ms. Xingmei Zhaong and Inner Mongolia Yongye Biotechnology Co. Ltd., if any.

Certain Relationships and Related Transactions, page 51

58. We note the fifth paragraph in this section with respect to the predecessor's loan from stockholders. Please revise to include the stockholders involved, the term of the loan, and whether the loan is guaranteed by Inner Mongolia Yongye, Yongye Biotechnology International, Inc. or any of its subsidiaries.

Selling Stockholders, page 52

59. Please disclose whether any of the selling stockholders, other than Roth Capital LLC, are broker-dealers or are affiliates of a broker-dealer. If any are either broker-dealers or affiliates of broker-dealers, please provide their names and their status as either a broker-dealer or an affiliate of one. We note in this connection your disclosure on page 58 that affiliates of Roth invested in the April 2008 private placement.

60. With respect to any shares currently held in escrow, please tell us which selling shareholder or shareholders intend to offer the shares and tell us how the possible anticipated transfer of these currently restricted securities will take place.

Plan of Distribution, page 57

61. Please confirm to us, if true, that Roth Capital, LLC received the placement agent warrants, and the underlying shares, in this registration statement as compensation for underwriting activities.

Description of Securities, page 60

62. The term WVAP has not been defined. Please revise.

Legal Matters, page 62

63. Please provide a consent for reference to Loeb and Loeb LLP on this page as having advised you with respect to the offering of shares and preparation of this filing.

Report of Independent Public Accounting Firm, page F-1 and F2

64. We note that your operations are in the PRC but your audit reports were signed (current and prior year) by two audit firms, one based in New York and the other based in New Jersey. In this regard, please describe for us how these U.S. auditors perform the audit of the PRC operations. In your response, please tell us whether another foreign audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.

Consolidated Balance Sheets, page F-3

65. Please supplementally describe for us the nature of the $1.9 million in advances from customers at December 31, 2008.

Consolidated Statements of Income, page F-4

66. Please explain to us the determination of the number of weighted-average shares used in the computation of net income per share for fiscal 2007 for the predecessor and why you believe these net income per share figures are meaningful to financial statement users.

Consolidated Statements of Cash Flows, page F-7

67. Please revise here and elsewhere, as applicable, to eliminate presentation of the "total adjustments" sub-total within net cash used in operating activities.

Notes to the Consolidated Financial Statements, page F-8

Note 1: Organization and Description of Business, page F-8

Organization, page F-8

68. By virtue of your reverse acquisition with Fullmax Pacific Limited ("Fullmax") consummated on April 17, 2008, it would appear that the historical financial statements prior to January 1, 2008 presented should be those of Fullmax. Therefore, please supplementally provide to us the balance sheet and income statement of Fullmax as of and for the year ended December 31, 2007. In

addition, explain in detail to us why you believe it is appropriate to present solely the historical financial statements prior to January 1, 2008 of Inner Mongolia Yongye Biotechnology Co. LTD. In your response, explain in detail why you believe that Inner Mongolia Yongye Biotechnology Co. LTD is the predecessor.

69. Please also tell us why you believe it is appropriate to combine the notes to the financial statements of Yongye and the predecessor.

The Predecessor Company, page F-10

70. Please explain why Asia Standard Oil Ltd. did not fully pay the contractual registered capital into Yongye Nongfeng.

Note 2: Summary of Significant Accounting Policies

Accounts Receivable and Bad Debt Reserve, page F-11

71. Please quantify the amount of bad debt expense that was recorded for each period presented. Also, tell us the amount of the accounts receivable balance that has been outstanding for more than 6 months but less than one year, outstanding between one year and two years, outstanding between two and three years, and outstanding for more than three years. In addition, explain the facts and circumstances surrounding any significant write-off.

72. We note from your disclosure that you reserve 10, 20, 50, and 100 percent of accounts receivable balances that have been outstanding for between six to 12 months, one to two years, two to three years, and more than three years, respectively. Please tell us and revise to disclose what your normal credit terms are. In addition, please supplementally explain to us why these allowance percentages and corresponding periods outstanding were selected and why you believe they are appropriate.

Revenue Recognition, page F-11

73. You state that you recognize revenue from product sales when title has been transferred, which is generally at the time of customers' receipt of product. We also note from your disclosure in note 18 that five major customers accounted for 92 percent of net revenue for the year ended December 31, 2008. We note from your disclosure on page 37 that your distributor network is comprised of agents who sell your products through a chain of agents whose terminal sales point is a retail sales point and that, as of March 31, 2009, there were approximately 3,500 retail stores selling your products. In regards to your revenue recognition policy, please clarify for us and in your policy whether your customers are distributors, retailers, or otherwise. If your customers are your distributors, please describe for

us the terms on which you sell your product to them, including what rights of return they have.

Note 10: Long-Term Loans, page F-15

74. Please explain in greater detail to us and in your filing the agreement of trust that the Company and individuals entered into whereby the Company is entitled to the cars and is responsible for payment on the loans. Provide us a copy of the agreement. In addition, explain why it is appropriate under generally accepted accounting principles to record the vehicles as assets on your balance sheet.

Note 16: Related Party Transactions and Balances, page F-17

75. Please explain to us and in your filing the reason it is appropriate under generally accepted accounting principles not to recognize the lease fees associated with the land lease agreement and the building lease agreement between Yongye Nongfeng and Inner Mongolia Yongye. In addition, tell us the amount of lease fees that were not recognized.

March 31 2009 Financial Statements, page F-19

Notes to the Consolidated Financial Statements, page F-22

Note 1: Organization and Description of Business, page F-22

Organization, page, F-22

76. Similar to comment 19 noted above, by virtue of your reverse acquisition with Fullmax Pacific Limited ("Fullmax") consummated on April 17, 2008, it would appear that the historical financial statements presented should be those of Fullmax. Therefore, please explain in detail to us why you believe it is appropriate to present solely the historical financial statements prior to April 17, 2008 of Yongye Nongfeng Biotechnology Co., Ltd.

Form 10-K for the Year Ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended March 31, 2009

77. Please consider the applicable comments in regard to the Form S-1 as indicated above with respect to the Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009, as appropriate.

Recent Sales of Unregistered Securities, page II-1

78. Please provide an analysis as to whether Full Alliance is an affiliate of your company.

Undertakings, page II-3

79. Include the appropriate undertakings from Item 512(a)(5) of Regulation S-K.

Signatures, page II-5

80. Your registration statement must be signed by either your controller or your principal accounting officer and your chief executive officer. Accordingly, please amend your filing to include these signatures

Exhibit 5.1

81. Refer to the assumption noted as subsection (f) in the second paragraph of this opinion. It is unclear why you have assumed the due authorization, execution and delivery by the company. Please delete this assumption.

82. Either revise your legal opinion to include consent to the reference to your firm in the prospectus or file a separate consent doing so in the next amendment.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz,
Branch Chief - Legal

cc: Mitchell S. Nussbaum, Esq.
       (*via facsimile*) *(212) 504-3013*